Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: FairPoint Communications, Inc.
Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007, Amendment No. 2 to Agreement and Plan of Merger, dated as of June 28, 2007, and Amendment No. 3 to Agreement and Plan of Merger, dated as of July 3, 2007 (as amended, the “Merger Agreement”), in each case, by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed, and the Securities and Exchange Commission (“SEC”) has declared effective, a registration statement, including a proxy statement, in connection with the Merger.  The Company urges investors to read these documents and other materials filed and to be filed by the Company relating to the Merger because they contain and will contain important information.  Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and the Company’s other SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions.  Information about the Company’s directors and executive officers and other potential participants in the solicitation of proxies is available in the Company’s proxy statement for its 2007 annual meeting of shareholders, dated July 16, 2007.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended, including without limitation, statements containing the words “expects,”

“anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annex 1 hereto is a press release that was distributed to media outlets in Vermont beginning on August 14, 2007.  The material attached as Annex 1 may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

MEDIA CONTACTS:	Pam Joy
207-642-73
pjoy@fairpoint.com

Mark Ray
(802) 862-8261 x3443
mark@ksvc.com

FAIRPOINT COMMUNICATIONS TO BRING BROADBAND TO WINDHAM

Windham, VT. (August XX, 2007)– FairPoint Communications, Inc. ("FairPoint" or the "Company") today announced that Windham, Vermont and surrounding areas would be included in the Company’s previously announced $13.8 million expansion of broadband service in Vermont, upon completion of the Company's acquisition of the Vermont landline business from Verizon Communications Inc. This expansion is expected to bring broadband service to approximately 15 Vermont communities for the first time, including Windham, and extend high-speed DSL Internet to currently unserved neighborhoods in approximately 60 other Vermont communities.

The broadband expansion to new communities and the extension of broadband in additional neighborhoods are contingent on the Vermont Public Service Board’s approval of the proposed merger, similar regulatory approvals from Maine, New Hampshire and the FCC and the subsequent completion of the proposed transaction.

“Communities across the state are eager for broadband products and services, and we are extremely pleased to include Windham as part of our plan,” said John Crowley, FairPoint’s Chief Financial Officer.

“FairPoint has approximately 92 percent broadband accessibility in our current markets, which we expect to continue to increase. We intend to continue expanding broadband in the current Verizon markets in Vermont and the other states after closing, which will provide a greater range of services for our future customers.” Crowley said.

“The FairPoint plan represents the best opportunity to bring broadband to our community,” said Mary McCoy, Coordinator of the Windham Broadband Project.  “Broadband access is an essential tool for economic development throughout our state, and I believe that FairPoint is focused on that growth.”

Access in Windham is expected to be available during late 2008 or early 2009, and was not specifically referenced in FairPoint’s earlier announcement as it was previously identified as part of the Jamaica, Vermont market.

“The technology FairPoint will be installing is an advanced, next-generation network, capable of supporting existing subscriber needs and also providing a platform for the future,” Crowley said. “This new access to high-speed Internet will allow residents and businesses in these communities to efficiently download larger files and generally communicate much more quickly, and will provide local students with new opportunities to further their education.”

-more-

About FairPoint

FairPoint is a leading provider of communications services to rural and small urban communities across the country. Incorporated in 1991, FairPoint's mission is to acquire and operate telecommunications companies that set the standard of excellence for the delivery of service to rural and small urban communities. Today, FairPoint owns and operates 30 local exchange companies located in 18 states offering an array of services, including local and long distance voice, data, Internet and broadband offerings. The company is traded on the New York Stock Exchange under the symbol “FRP”.

This press release may contain forward-looking statements by FairPoint that are not based on historical fact, including, without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in FairPoint’s filings with the Securities and Exchange Commission ("SEC"), including, without limitation, the risks described in FairPoint’s most recent Annual Report on Form 10-K on file with the SEC.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  All information is current as of the date this press release is issued, and FairPoint undertakes no duty to update this information.  Source: FairPoint Communications, Inc., www.fairpoint.com.

FairPoint has filed, and the SEC has declared effective, a registration statement, including a proxy statement, in connection with the proposed merger.  FairPoint urges investors to read these documents and other materials filed and to be filed by FairPoint relating to the proposed merger because they contain and will contain important information.  Investors can obtain copies of the registration statement and proxy statement, as well as other filed documents containing information about FairPoint and the proposed merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and FairPoint’s other SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

FairPoint and FairPoint’s directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from FairPoint stockholders with respect to the proposed merger and related transactions.  Information about FairPoint’s directors and executive officers and other potential participants in the solicitation of proxies is available in FairPoint’s proxy statement for its 2007 annual meeting of shareholders, dated July 16, 2007.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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